February 27, 2020

Grant Johnson
Chief Executive Officer
Esports Entertainment Group, Inc.
170 Pater House, Psaila Street
Birkirkara, Malta, BKR 9077

       Re: Esports Entertainment Group, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed February 24, 2019
           File No. 333-231167

Dear Mr. Johnson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 26, 2019 letter.

Amended Form S-1 filed February 24, 2020

Use of Proceeds, page 39

1. We note the disclosure regarding your potential acquisition of Argyll Entertainment AG.
       Please tell us whether any offering proceeds would be used for such a transaction. If offering proceeds would be used for such a transaction please provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K.
 Grant Johnson
Esports Entertainment Group, Inc.
February 27, 2020
Page 2

       Please contact John Dana Brown at 202-551-3859 or Anne Parker at 202-551-3611 with any questions.



FirstName LastNameGrant Johnson                         Sincerely,
Comapany NameEsports Entertainment Group, Inc.
                                                        Division of Corporation
Finance
February 27, 2020 Page 2                                Office of Trade &
Services
FirstName LastName